UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF CONSECO, INC.


     The  unaudited  pro forma  consolidated  statement of  operations  data for
Conseco, Inc. ("Conseco") for the three months ended March 31, 1997, reflects certain pro forma adjustments for the following transactions, as if such transactions had occurred on January 1, 1996: (i) the issuance of $300.0 million of Capital Securities having a distribution rate of 8.796 percent (the "Capital Securities Offering") completed effective March 31, 1997; and (ii) the acquisition (the "PFS Merger") of Pioneer Financial Services, Inc. ("PFS").

     The unaudited pro forma consolidated balance sheet of Conseco as of March 31, 1997, gives effect to the PFS Merger as if it had occurred on March 31, 1997.

     The pro forma consolidated financial statements are based on the historical financial statements of Conseco and PFS and are qualified in their entirety by, and should be read in conjunction with, these financial statements and the notes thereto. The pro forma data are not necessarily indicative of the results of operations or financial condition of Conseco had these transactions occurred on January 1, 1996, nor the results of future operations. Conseco anticipates cost savings and additional benefits as a result of certain of the transactions contemplated in the pro forma financial statements. Such benefits and any other changes that might have resulted from management of the combined companies have not been included as adjustments to the pro forma consolidated financial statements. Certain amounts from the prior periods have been reclassified to conform to the current presentation.

     The unaudited pro forma consolidated financial statements reflect cost allocations for the PFS Merger using estimated values of the assets and liabilities of PFS as of the assumed merger dates based on appraisals and other studies, which are not yet complete. Accordingly, the final allocations will be different than the amounts included in the accompanying pro forma consolidated financial statements. Although the final allocations will differ, the pro forma consolidated financial statements reflect management's best estimate based on currently available information as if the PFS Merger had occurred on the assumed merger dates. Management does not expect any adjustments to the allocations to be material.


                         CONSECO, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     for the three months ended March 31, 1997
                              (Dollars in millions)
                                   (unaudited)
                                                                      Pro forma
                                                                     adjustments
                                                                     relating to     Pro forma
                                                                     the Capital      Conseco
                                                       Conseco        Securities     before the
                                                     as reported       Offering     PFS Merger (a)
                                                     -----------       ----------   -------------
Revenues:
     Insurance policy income                           $  670.1      $   -          $  670.1
     Net investment income                                409.2                        409.2



     Net investment gains                                   5.1                          5.1
     Fee revenue and other income                          14.6                         14.6
                                                       --------      -------        --------
            Total revenues                              1,099.0          -           1,099.0
                                                       --------      -------        --------

Benefits and expenses:
     Insurance policy benefits and change
       in future policy benefits                          455.3                        455.3
     Interest expense on annuities and financial
       products                                           189.9                        189.9
     Interest expense on notes payable                     25.8         (4.6)(1)        21.2

     Interest expense on short-term investment
       borrowings                                           2.8                          2.8
     Amortization related to operations                   103.6                        103.6


     Amortization related to investment gains              11.8                         11.8
     Other operating costs and expenses                   114.4                        114.4
                                                       --------      -------        --------
            Total benefits and expenses                   903.6         (4.6)          899.0
                                                       --------      -------        --------

            Income before income taxes, minority
                interest and extraordinary charge         195.4          4.6           200.0
Income tax expense                                         70.6          1.6 (2)        72.2
                                                       --------      -------        --------
            Income before  minority interest
                and extraordinary charge                  124.8          3.0           127.8
Minority interest:
     Distributions on Company-obligated mandatorily
       redeemable preferred securities of
       subsidiary trusts                                    8.7          4.3 (3)        13.0
     Dividends on preferred stock of subsidiary             1.3                          1.3
                                                       --------      -------        --------

            Income before extraordinary charge         $  114.8      $  (1.3)        $ 113.5
                                                       ========      =======        ========

Earnings per common share and common equivalent share:
     Primary:
         Weighted average shares outstanding              203.6                        203.6
                                                       ========                     ========
         Income before extraordinary  charge              $ .51                        $ .50
                                                       ========                     ========

     Fully diluted:
         Weighted average shares outstanding              203.6                        203.6
                                                       ========                     ========
         Income before extraordinary  charge              $ .51                        $ .50
                                                       ========                     ========

(a) Amounts are carried forward to page 3.

 The accompanying notes are an integral part of the pro forma consolidated financial statements.

                                       2


                         CONSECO, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     for the three months ended March 31, 1997
                 (Amounts in millions, except per share amounts)
                                   (unaudited)

                                                                                   Pro forma
                                                       Pro forma                  adjustments
                                                        Conseco                     relating     Pro forma
                                                       before the       PFS         to the        Conseco
                                                     PFS Merger (a)  historical    PFS Merger      totals
                                                     --------------  ----------    ----------    ---------
Revenues:
     Insurance policy income                           $  670.1      $213.9         $  -           $  884.0
     Net investment income                                409.2        21.8            .6 (4)         431.6

     Net investment gains (losses)                          5.1         (.8)                            4.3
     Fee revenue and other income                          14.6         4.9                            19.5
                                                       --------       ------       ------          --------
            Total revenues                              1,099.0       239.8            .6           1,339.4
                                                       --------       -----        ------          --------

Benefits and expenses:
     Insurance policy benefits and change in future
       policy benefits                                    455.3       148.6                           603.9
     Interest expense on annuities and financial
       products                                           189.9         8.6                           198.5
     Interest expense on notes payable                     21.2         1.9            .1 (5)          22.1
                                                                                     (1.1)(6)

     Interest expense on short-term investment
       borrowings                                           2.8                                         2.8
     Amortization related to operations                   103.6        19.0         (18.5)(7)         123.0
                                                                                     17.9 (7)
                                                                                      (.5)(8)
                                                                                      1.5 (8)
     Amortization related to investment gains              11.8                                        11.8
     Other operating costs and expenses                   114.4        52.8                           167.2
                                                       --------      ------        ------          --------
            Total benefits and expenses                   899.0       230.9           (.6)          1,129.3
                                                       --------      ------        ------          --------

            Income before income taxes, minority
                interest and extraordinary charge         200.0         8.9           1.2             210.1
Income tax expense                                         72.2         3.0            .8 (9)          76.0
                                                       --------      -------       ------          --------
            Income before  minority interest
                and extraordinary charge                  127.8         5.9            .4             134.1

Minority interest:
     Distributions on Company - obligated mandatorily
       redeemable preferred securities of subsidiary
       trusts                                              13.0                                        13.0
     Dividends on preferred stock of subsidiary             1.3                                         1.3
                                                       --------      ------         ------         --------

            Income before extraordinary charge         $  113.5     $   5.9         $  .4          $  119.8
                                                       ========     =======         ======         ========

Earnings per common share and common equivalent share:
     Primary:
         Weighted average shares outstanding              203.6                       8.5 (10)        212.1
                                                          =====                       ===             =====
         Income before extraordinary  charge              $ .50                                       $ .51
                                                          =====                                       =====

     Fully diluted:
         Weighted average shares outstanding              203.6                      11.4 (10)        215.0
                                                          =====                      ====             =====

         Income before extraordinary  charge              $ .50                                       $ .50
                                                         ======                                       =====

(a)  Amounts have been carried forward from page 2.

 The accompanying notes are an integral part of the pro forma consolidated financial statements.



                         CONSECO, INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 March 31, 1997
                              (Dollars in millions)
                                   (unaudited)

                                                                                   Pro forma
                                                                                  adjustments
                                                                                    relating    Pro forma
                                                         Conseco        PFS        to the PFS    Conseco
                                                       historical    historical      Merger      totals
                                                      -----------    ----------   -----------   -------


Assets
     Investments:
         Actively managed fixed maturity
           securities at fair value                  $17,623.5        $747.2       $ 260.2 (11)   $18,626.7
                                                                                      (4.2)(12)

         Held-to-maturity fixed maturity
           securities                                       -          260.2        (260.2)(11)          -
         Equity securities at fair value                 147.8          30.9                          178.7
         Mortgage loans                                  334.4           9.8                          344.2
         Credit-tenant loans                             491.2                                        491.2
         Policy loans                                    539.7          83.9                          623.6
         Other invested assets                           270.2          15.0                          285.2
         Short-term investments                          310.9          44.2         (41.4)(13)       355.1
                                                                                      41.4 (14)


         Assets held in separate accounts                334.0                                        334.0
                                                     ---------        ------       -------        ---------

                Total investments                     20,051.7       1,191.2          (4.2)        21,238.7

     Accrued investment income                           310.6          16.4                          327.0
     Cost of policies purchased                        2,470.1          40.2         (40.2)(15)     2,791.9
                                                                                     321.8 (15)
     Cost of policies produced                           657.6         237.5        (237.5)(16)       657.6
     Reinsurance receivables                             537.7         207.6                          745.3
     Income tax assets                                   151.2                         7.4 (17)       141.1
                                                                                     (17.5)(17)
     Goodwill                                          2,835.2          12.0         (12.0)(18)     3,074.5
                                                                                     239.3 (18)
     Property and equipment                              119.9          30.8                          150.7
     Securities segregated for future redemption
         of redeemable preferred stock of a
         subsidiary                                       46.4                                         46.4
     Other assets                                        296.8          66.9                          363.7
                                                     ---------      --------       -------        ---------

                Total assets                         $27,477.2      $1,802.6       $ 257.1        $29,536.9
                                                     =========      ========       =======        =========


 The accompanying notes are an integral part of the pro forma consolidated financial statements.


                         CONSECO, INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 March 31, 1997
                              (Dollars in millions)
                                   (unaudited)


                                                                       Pro forma
                                                                      adjustments
                                                                       relating       Pro forma
                                              Conseco        PFS         to the        Conseco
                                            historical    historical   PFS Merger       totals
                                            ----------    ----------   ---------      ----------

Liabilities:
     Insurance liabilities                  $20,641.8       $1,359.4    $  -           $22,001.2
     Income tax liabilities                        -            17.5     (17.5)(17)           -

     Investment borrowings                      318.3                                      318.3
     Amounts due to reinsurers                     -            58.1                        58.1
     Other liabilities                          666.6           65.3      49.5 (19)        827.3
                                                                          34.5 (21)
                                                                          11.4 (21)
     Liabilities related
       to separate accounts                     334.0                                      334.0
     Notes payable                            1,268.1          112.7     (26.4)(20)      1,395.8
                                                                          41.4 (14)
                                             --------        -------   -------         ---------

            Total liabilities                23,228.8        1,613.0      92.9          24,934.7
                                             --------       --------   -------         ---------

Minority interest:
     Company - obligated mandatorily
       redeemable preferred securities
       of subsidiary trusts                     900.0                                      900.0
     Mandatorily redeemable preferred
       stock of subsidiary                       72.6                                       72.6
     Common stock of subsidiary                    .7                                         .7
                                             --------         ------    ------         ---------

Shareholders' equity:
     Preferred stock                            133.1                                      133.1

     Common stock and additional
       paid-in capital                        2,427.9           94.7     (94.7)(22)      2,781.7
                                                                         353.8 (22)


     Unrealized appreciation
       (depreciation) of securities            (126.7)          (4.6)      4.6 (22)       (126.7)

     Retained earnings                          840.8           99.5     (99.5)(22)        840.8

                                              -------        -------   -------          --------

        Total shareholders' equity            3,275.1          189.6     164.2           3,628.9
                                              -------       --------   -------          --------

          Total liabilities and
            shareholders' equity            $27,477.2       $1,802.6    $257.1         $29,536.9
                                            =========       ========    ======         =========

 The accompanying notes are an integral part of the pro forma consolidated financial statements.


                         CONSECO, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

     PRO FORMA ADJUSTMENTS

     TRANSACTIONS RELATING TO THE CAPITAL SECURITIES OFFERING

     Effective March 31, 1997, a subsidiary trust of Conseco issued Capital Securities having an aggregate liquidation amount of $300 million and a distribution rate of 8.796 percent. The subsidiary used the proceeds from the sale of such securities to purchase subordinated deferrable interest debentures of Conseco in an aggregate principal amount equivalent to the aggregate liquidation amount of the Capital Securities that were issued. The subordinated deferrable interest debentures bear interest at a rate of 8.796 percent. Conseco used the proceeds from the sale of the subordinated deferrable interest debentures to reduce its notes payable.

    (1) Interest expense is reduced to reflect the repayment of $296.7 million aggregate principal amount of Conseco's notes payable.

    (2) The pro forma adjustment is tax affected, based on Conseco's effective tax rate of 35 percent.

    (3) Minority interest is adjusted to reflect the distribution (net of the related tax benefit) on the Capital Securities.

                         CONSECO, INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


     TRANSACTIONS RELATING TO THE PFS MERGER

     The PFS Merger will be accounted for under the purchase method of accounting. Under this method, the total cost to acquire will be allocated to the assets and liabilities acquired based on their fair values as of the date of the PFS Merger, with any excess of the total purchase cost over the fair value of the assets acquired less the fair value of the liabilities assumed recorded as goodwill. The PFS Merger will not qualify to be accounted for under the pooling of interests method in accordance with APB No. 16 because an affiliate of PFS sold a portion of his PFS common stock after the PFS Merger was announced. In the PFS Merger, each outstanding share of PFS common stock is assumed to be exchanged for a fraction of a share of Conseco common stock to be determined based on an average price of Conseco common stock prior to its closing (it is assumed Conseco's share price will be $41.79 (based on such average price as of May 13, 1997), resulting in an exchange ratio of .6701 shares valued at $28.00). Conseco will issue an assumed 8.5 million shares of Conseco common stock with a value of approximately $353.8 million to acquire the PFS common stock. In addition, Conseco will assume: (i) notes payable of PFS of $26.4 million; and (ii) PFS's 6.5% Convertible Subordinated Notes due 2003 (the "PFS Convertible Notes"), which will be convertible into an assumed 2.9 million shares of Conseco common stock with a value of approximately $120.7 million. In addition, Conseco is expected to incur costs related to the PFS Merger (including contract termination, relocation, legal, accounting and other costs) of approximately $49.5 million.

The cost to acquire PFS is allocated as follows (dollars in millions):

Book value of assets acquired based on the assumed date of the
     PFS Merger (March 31, 1997)....................................................    $189.6
PFS Convertible  Notes assumed by Conseco at the
     assumed date of the PFS Merger.................................................      86.2
Notes payable assumed by Conseco at the assumed date of the PFS Merger..............      26.4

Increase (decrease) in PFS's net asset value to reflect estimated fair value and asset reclassifications at the assumed date of the PFS Merger:
        Actively managed fixed maturity securities..................................     256.0
        Held-to-maturity fixed maturity securities..................................    (260.2)
        Cost of policies purchased (related to the PFS Merger)......................     321.8
        Cost of policies produced and cost of policies purchased (historical).......    (277.7)
        Goodwill (related to the PFS Merger)........................................     233.1
        Goodwill (historical).......................................................      (5.8)
        Income taxes................................................................       7.4
        Other liabilities...........................................................     (60.9)
                                                                                        ------

             Total estimated fair value adjustments.................................     213.7
                                                                                        ------

             Total cost to acquire PFS (including notes payable assumed by Conseco).    $515.9
                                                                                        ======

     Adjustments to the pro forma consolidated statement of operations to give effect to the PFS Merger as of January 1, 1996, are summarized below.

     (4) Net investment income of PFS is adjusted to include the effect of adjustments to restate the amortized cost basis of fixed maturity securities to their estimated fair value.

     (5) Interest expense is increased to reflect the increase in borrowings under Conseco's bank credit facilities used to complete the PFS Merger and the issuance of the PFS Convertible Notes in March 1996; partially offset by the repayment of $26.4 million of notes payable of PFS by Conseco at the assumed date of the PFS Merger.

     (6) Interest expense is reduced to reflect the amortization of the liability established at the assumed date of the PFS Merger representing the present value of the interest payable on the PFS Convertible Notes to April 6, 1999 (the earliest call date), less the present value of the dividends that would be paid on the Conseco common stock that such notes would be convertible into during the same period.

                         CONSECO, INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

     (7) Amortization of the cost of policies produced and the cost of policies purchased prior to the PFS Merger is replaced with the amortization of the cost of policies purchased (amortized in relation to estimated premiums on the policies purchased with interest equal to the liability rate which averages 5.5 percent).

     (8) Amortization of goodwill prior to the PFS Merger is eliminated and replaced with amortization of goodwill acquired in the PFS Merger which is recognized over a 40-year period on a straight-line basis.

     (9) Reflects the tax adjustment for the pro forma adjustments at the appropriate rate for the specific item.

     (10) Common shares outstanding are increased to reflect the Conseco shares issued in the PFS Merger. Fully diluted shares also include Conseco shares which will be issued when the PFS Convertible Notes are converted.

     Adjustments to the pro forma consolidated balance sheet to give effect to the PFS Merger as of March 31, 1997, are summarized below.

     (11) After the PFS Merger, all held-to-maturity securities are classified as actively managed fixed maturity securities consistent with the intention of the new management.

     (12) PFS's fixed maturity securities are restated to estimated fair value.

     (13) Cash is reduced for payments made to complete the PFS Merger.

     (14) Short-term investments and notes payable of Conseco are increased for additional borrowings by Conseco to complete the PFS Merger.

     (15) PFS's historical cost of policies purchased is eliminated and replaced with the cost of policies purchased recognized in the PFS Merger. Cost of policies purchased reflects the estimated fair value of PFS's business in force and represents the portion of the cost to acquire
          PFS that is allocated to the value of the right to receive future cash flows from the acquired policies.

          The 18 percent discount rate used to determine such value is the rate of return required by Conseco to invest in the business being acquired. In determining such rate of return, the following factors are considered:

           - The magnitude of the risks associated with each of the actuarial assumptions used in determining the expected cash flows.

           -    Cost of capital available to fund the acquisition.

           - The perceived likelihood of changes in insurance regulations and tax laws.

           -    Complexity of the acquired company.

           - Prices paid (i.e., discount rates used in determining valuations) on similar blocks of business sold recently.

          The value allocated to the cost of policies purchased is based on a preliminary valuation; accordingly, this allocation may be adjusted upon final determination of such value. Expected gross amortization of such value using current assumptions and accretion of interest based on an interest rate equal to the liability rate (such rate averages 5.5 percent) for each of the years in the five-year period ending March 31, 2002, are as follows (dollars in millions):

                 Year ending                 Beginning          Gross           Accretion           Net             Ending
                   March 31,                  balance       amortization       of interest     amortization         balance
                -------------                 -------       ------------       -----------     -------------        -------
                    1998                      $321.8            $66.3             $17.7           $48.6             $273.2
                    1999                       273.2             59.4              15.1            44.3              228.9
                    2000                       228.9             50.3              12.6            37.7              191.2
                    2001                       191.2             39.1              10.6            28.5              162.7
                    2002                       162.7             30.2               9.0            21.2              141.5

                         CONSECO, INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

     (16) PFS's cost of policies produced is eliminated since such amounts are reflected in the determination of the cost of policies purchased.

     (17) All of the  applicable  pro forma  balance sheet  adjustments  are tax
          affected  at  the  appropriate  rate.   In   addition,  deferred   tax
          liabilities of PFS are netted against deferred tax assets of Conseco.

     (18) PFS's historical goodwill is eliminated and replaced with the goodwill recognized in the PFS Merger.

     (19) A liability is established for various expenses incurred and liabilities assumed in conjunction with the PFS Merger including: (i) liabilities assumed related to unfavorable contracts and leases; (ii) direct acquisition costs; (iii) involuntary termination costs; and
          (iv) relocation costs.

     (20) Notes payable are reduced to reflect the repayment of notes payable of PFS by Conseco at the assumed date of the PFS Merger.

     (21) Other liabilities are increased to reflect the additional value attributable to the conversion feature of the PFS Convertible Notes at the date of the PFS Merger. Such fair value represents the value of the Conseco common stock which the PFS Convertible Notes will be convertible into after the PFS Merger. It is assumed that the holders of such notes do not convert into Conseco common stock at the time of the PFS Merger.

          In addition, a liability is established representing the present value of the interest payable on such notes to April 6, 1999 (the earliest call date), less the present value of the dividends that would be paid on the Conseco common stock that such notes would be convertible into during the same period.

     (22) The prior shareholders' equity of PFS is eliminated in conjunction with the PFS Merger. Common stock and additional paid-in capital is increased by the value of the Conseco common stock issued in the PFS Merger.